Completion of Capital Reduction

1. Date of completing capital reduction : May 3, 2006

2. Class and number of shares subject to capital reduction : 231,676,506 registered common shares

3. Number of total outstanding shares

• Before capital reduction : 463,353,012 registered common shares

• After capital reduction : 231,676,506 registered common shares

4. Paid-in capital

• Before capital reduction : KRW 2,316,765,060,000

• After capital reduction : KRW 1,158,382,530,000

5. Par value: KRW 5,000

6. Ratio of capital reduction : 50% of outstanding shares issued (capital reduction without payment to shareholders with the equal ratio of 2:1)

7. Date of BOD resolution on capital reduction : February 22, 2006

8. Others

• The above-mentioned date of completing capital reduction refers to the date when hanarotelecom completed the registration of capital reduction.

• Date of relevant disclosure (6-K): February 22, 2006